

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 30, 2016

Via E-mail
Brent A. Moen
Chief Financial Officer
Entellus Medical, Inc.
3600 Holly Lane North, Suite 40
Plymouth, Minnesota 55447

>   **Re: Entellus Medical, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2015**
>   **Filed February 25, 2016**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2016**
>   **Filed August 4, 2016**
>   **File No. 001-36814**

Dear Mr. Moen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 54

1.   We see that you disclose revenue per procedure. Please address the following:

- Tell us the purpose of this measure.
- Describe to us in greater detail the formula for this measure, and identify any significant estimates or inputs you use in its calculation.
- Tell us your consideration of separately disclosing the number of balloon sinus dilation devices sold.

Form 10-Q for the Quarterly Period Ended June 30, 2016

Item 1. Financial Statements

Note B. Summary of Significant Accounting Policies

Business Combination, page 9

2.   Please tell us how you considered the pro forma disclosure requirements of ASC 805-10-50-2(h) with respect to your acquisition of XeroGel.

3.   Please explain to us how you determined the fair value and the useful life of the technology you acquired as part of your transaction with XeroGel.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Li Xiao at (202) 551-4391, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery